Mail Stop 4561

October 28, 2008

Mr. Erik E. Prusch
Chief Financial Officer
Borland Software Corporation
8303 N. Mo-Pac Expressway, Suite A-300
Austin, Texas 78759

> **Re:** **Borland Software Corporation**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-10824**

Dear Mr. Prusch:

We have reviewed your response letter dated September 30, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 18, 2008.

Form 10-Q for the Quarter Ended June 30, 2008

Notes to Consolidated Financial Statements

Note 7. Goodwill and Intangible Assets, page 18

1.   Your response to prior comment number 1 indicates that when assessing whether an impairment analyses is necessary, you compare the book value of net assets to your average market capitalization over a period of nine to twelve months. Please explain to us, in greater detail, why you believe that the use of an average market capitalization is appropriate under paragraph of 28 of FAS 142. In this regard, we note that paragraph 28 looks to events or changes in circumstances, such as price declines, that by their occurrence should be considered.

2.   Your response indicates that you did not believe that the declines in market price were a triggering event and it is remains unclear to us how you came to this conclusion. In this regard, we note that you experienced consistent declines in market price in each of the last four quarters. We also note that your price declines were more severe than those of the comparable companies identified in your response. Please describe, in further detail, why you believe that the declines in market price were not a triggering event as described in paragraph 28(a) of SFAS 142.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief